UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Chemomab Therapeutics Ltd.
(Name of Issuer)
Ordinary Shares, no par value American Depository Shares, each of which represents twenty Ordinary Shares, no par value
(Title of Class of Securities)
16385C104**
(CUSIP Number)
OrbiMed Israel BioFund GP Limited Partnership OrbiMed Israel GP Ltd. Erez Chimovits Carl L. Gordon 5 Hahoshlim St. Building B, 1st Floor Herzliya Pituach, Israel 4614001 Telephone: 972 73 2822600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP number applies to the American Depositary Shares. No CUSIP number exists for the underlying Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 16385C104

1		Names of Reporting Persons. OrbiMed Israel BioFund GP Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,270,091(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,270,091(1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,270,091(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 18.3%(2)
14		Type of Reporting Person (See Instructions) PN

1.	This total consists of: (i) 2,241,274 American Depositary Shares (“ADSs”) of Chemomab Therapeutics Ltd. (the “Issuer”), and (ii) 28,817 ADSs issuable upon the exercise of warrants to purchase ADSs (the “Warrants”). Each ADS represents 20 Ordinary Shares of the Issuer.

2.	This percentage is calculated based upon 12,404,735 ADSs outstanding as reported by Bloomberg L.P. on November 14, 2023, and gives effect to the additional 28,817 ADSs that would be outstanding following the exercise of the Warrants.

CUSIP No. 16385C104

1		Names of Reporting Persons. OrbiMed Israel GP Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,270,091(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,270,091(1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,270,091(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 18.3%(2)
14		Type of Reporting Person (See Instructions) CO

1.	This total consists of: (i) 2,241,274 American Depositary Shares (“ADSs”) of Chemomab Therapeutics Ltd. (the “Issuer”), and (ii) 28,817 ADSs issuable upon the exercise of warrants to purchase ADSs (the “Warrants”). Each ADS represents 20 Ordinary Shares of the Issuer.

2.	This percentage is calculated based upon 12,404,735 ADSs outstanding as reported by Bloomberg L.P. on November 14, 2023, and gives effect to the additional 28,817 ADSs that would be outstanding following the exercise of the Warrants.

CUSIP No. 16385C104

1		Names of Reporting Persons. Erez Chimovits
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,270,091(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,270,091(1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,270,091(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 18.3%(2)
14		Type of Reporting Person (See Instructions) IN

1.	This total consists of: (i) 2,241,274 American Depositary Shares (“ADSs”) of Chemomab Therapeutics Ltd. (the “Issuer”), and (ii) 28,817 ADSs issuable upon the exercise of warrants to purchase ADSs (the “Warrants”). Each ADS represents 20 Ordinary Shares of the Issuer.

2.	This percentage is calculated based upon 12,404,735 ADSs outstanding as reported by Bloomberg L.P. on November 14, 2023, and gives effect to the additional 28,817 ADSs that would be outstanding following the exercise of the Warrants.

CUSIP No. 16385C104

1		Names of Reporting Persons. Carl L. Gordon
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,270,091(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,270,091(1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,270,091(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 18.3%(2)
14		Type of Reporting Person (See Instructions) IN

1.	This total consists of: (i) 2,241,274 American Depositary Shares (“ADSs”) of Chemomab Therapeutics Ltd. (the “Issuer”), and (ii) 28,817 ADSs issuable upon the exercise of warrants to purchase ADSs (the “Warrants”). Each ADS represents 20 Ordinary Shares of the Issuer.

2.	This percentage is calculated based upon 12,404,735 ADSs outstanding as reported by Bloomberg L.P. on November 14, 2023, and gives effect to the additional 28,817 ADSs that would be outstanding following the exercise of the Warrants.

Item 1.  Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Israel GP Ltd. and OrbiMed Israel BioFund GP Limited Partnership originally filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2021, as amended by Amendment No. 1 filed with the SEC on January 5, 2023. This Amendment No. 2 relates to the Ordinary Shares, no par value (the “Ordinary Shares”) and the American Depositary Shares, each representing 20 Ordinary Shares (the “ADSs” and together with the Ordinary Shares, the “Shares”), of Chemomab Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Issuer”), with its principal executive offices located at Kiryat Atidim, Building 7, Tel Aviv 6158002, Israel. The ADSs are listed on the NASDAQ Capital Market under the ticker symbol “CMMB”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Amendment No. 2 is being filed to report that the beneficial ownership of the outstanding Shares held by the Reporting Persons (as defined below) was reduced by more than 1% since the last filing as a result of an increase in the number of Shares outstanding.

Item 2. Identity and Background

(a) This Amendment No. 2 is being filed by OrbiMed Israel GP Ltd. (“OrbiMed Israel”), OrbiMed Israel BioFund GP Limited Partnership (“OrbiMed BioFund”), Erez Chimovits (“Chimovits”), and Carl L. Gordon (“Gordon”) (collectively, the “Reporting Persons”).

(b) — (c), (f) OrbiMed BioFund, a limited partnership organized under the laws of Israel, is the general partner of a limited partnership as more particularly described in Item 6 below. BioFund has its principal offices at 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel.

OrbiMed Israel, a corporation organized under the laws of Israel, is the general partner of BioFund. Israel GP Ltd. has its principal offices at 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel.

Chimovits, a citizen of the State of Israel, is a member of the investment committees of certain entities as more particularly described in Item 6 below. Chimovits has his principal offices at 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel.

Gordon, a citizen of the United States, is a member of the management and investment committees of certain entities as more particularly described in Item 6 below and is a member of the Issuer’s board of directors. Gordon has his principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Israel and OrbiMed BioFund are set forth on Schedules I and II, respectively, attached hereto. Schedules I and II set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) — (b) The following disclosure is based upon 12,404,735 ADSs outstanding as reported by Bloomberg L.P. on November 14, 2023, and gives effect to the additional 28,817 ADSs that would be outstanding following the exercise of the warrants to purchase ADSs held by the Reporting Persons.

As of the date of this filing, OrbiMed Israel Partners Limited Partnership (“OIP”), a limited partnership organized under the laws of Israel, holds 2,241,274 ADSs and warrants to purchase 28,817 ADSs, constituting approximately 18.3% of the issued and outstanding ADSs, which represents the same percentage of the outstanding Ordinary Shares. OrbiMed BioFund is the general partner of OIP, pursuant to the terms of the limited partnership agreement of OIP, and OrbiMed Israel is the general partner of OrbiMed BioFund, pursuant to the terms of the limited partnership agreement of OrbiMed BioFund. As a result, OrbiMed BioFund and OrbiMed Israel share the power to direct the vote and disposition of the Shares held by OIP and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OIP. OrbiMed Israel exercises this investment power through an investment committee comprised of Gordon and Chimovits, each of whom disclaims beneficial ownership of the Shares held by OIP.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed BioFund is the general partner of OIP pursuant to the terms of the limited partnership agreement of OIP. OrbiMed Israel is the general partner of OrbiMed BioFund, pursuant to the terms of the limited partnership agreement of OrbiMed BioFund. Pursuant to these agreements and relationships, OrbiMed Israel and OrbiMed BioFund have discretionary investment management authority with respect to the assets of OIP. Such authority includes the power of OrbiMed BioFund to vote and otherwise dispose of securities held by OIP. The number of outstanding ADSs attributable to OIP is 2,241,274 ADSs. Additionally, OIP holds warrants to purchase 28,817 ADSs. OrbiMed BioFund, pursuant to its authority under the limited partnership agreement of OIP, OrbiMed Israel, pursuant to its authority under the limited partnership agreement of OrbiMed BioFund, and Gordon and Chimovits pursuant to their membership on OrbiMed Israel’s investment committee, may each be considered to hold indirectly 2,241,274 ADSs and warrants to purchase 28,817 ADSs.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement between Erez Chimovits, Carl L. Gordon, OrbiMed Israel GP Ltd., and OrbiMed Israel BioFund GP Limited Partnership.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2023	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon

	By:	/s/ Erez Chimovits
Name: Erez Chimovits

ORBIMED ISRAEL BIOFUND GP LIMITED PARTNERSHIP

	By:	OrbiMed Israel GP Ltd., its General Partner

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director

ORBIMED ISRAEL GP LTD.

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Israel GP Ltd. are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Director	Director OrbiMed Israel GP Ltd.

Erez Chimovits Israeli Citizen	Director	Director OrbiMed Israel GP Ltd.

SCHEDULE II

The business and operations of OrbiMed Israel BioFund GP Limited Partnership are managed by the executive officers and directors of its general partner, OrbiMed Israel GP Ltd.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement between Erez Chimovits, Carl L. Gordon, OrbiMed Israel GP Ltd., and OrbiMed Israel BioFund GP Limited Partnership.